Exhibit 99.1

NexGen Announces Voting Results from Annual General Meeting

VANCOUVER, June 9, 2017 /CNW/ - NexGen Energy Ltd. ("NexGen" or the "Company") (TSX:NXE, NYSE:NXE) is pleased to announce that all resolutions presented at the Company's annual and special meeting of shareholders on June 7, 2017 (the "Meeting"), including the re-election of all director nominees and approval of a shareholder rights plan, were passed. Detailed results of the vote for directors are set out below:

Nominee	Votes For	% For	Votes Withheld	% Withheld
Leigh Curyer	112,253,678	99.91	105,590	0.09
Trevor Thiele	109,100,347	97.10	3,258,921	2.90
Richard Patricio	160,017,618	94.36	6,341,650	5.64
Craig Parry	110,570,178	98.41	1,789,090	1.59
Christoher McFadden	111,832,578	99.53	526,690	0.47
Mark O'Dea	112,253,678	99.91	105,590	0.09

Detailed voting results for al matters considered at the meeting will be available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

About NexGen

NexGen is a British Columbia corporation with a focus on the acquisition, exploration and development of Canadian uranium projects. NexGen has a highly experienced team of uranium industry professionals with a successful track record in the discovery of uranium deposits and in developing projects through discovery to production.

NexGen owns a portfolio of highly prospective uranium exploration assets in the Athabasca Basin, Saskatchewan, Canada, including a 100% interest in Rook I, location of the Arrow Discovery in February 2014 and Bow Discovery in March 2015 and the Harpoon discovery in August 2016.

SOURCE NexGen Energy Ltd.

View original content: http://www.newswire.ca/en/releases/archive/June2017/09/c5859.html

%CIK: 0000835688

For further information: Leigh Curyer, Chief Executive Officer, NexGen Energy Ltd., +1 604 428 4112, lcuryer@nexgenenergy.ca, www.nexgenenergy.ca; Travis McPherson, Corporate Development Manager, NexGen Energy Ltd., +1 604 428 4112, tmcpherson@nexgenenergy.ca, http://www.nexgenenergy.ca

CO: NexGen Energy Ltd.

CNW 17:44e 09-JUN-17